Exhibit 99.1

VBL Therapeutics Announces Workforce Reduction

TEL AVIV, Israel and NEW YORK, NY August 2, 2022 (GLOBE NEWSWIRE) – VBL Therapeutics (Nasdaq:VBLT), a biotechnology company developing targeted medicines for cancer and immune-inflammatory diseases, today announced an organizational streamlining designed to reduce operating expenses and preserve capital. As a result, VBL will reduce its workforce by approximately 35%. As part of the cost cutting initiatives, Dr. Ron Cohen, Dr. Bennett Shapiro and Ms. Alison Finger resigned from the board of directors, effective August 1, 2022.

“I would like to express my sincere thanks to our employees who are being affected by this decision,” said Prof. Dror Harats, M.D., chief executive officer of VBL Therapeutics. “We are grateful for their dedication and contributions to our efforts to bring a new treatment to cancer patients in need. This is a necessary step we must take in order to streamline operations, secure our financial position and execute on our plan. I would also like to thank our outgoing board members Ron, Ben and Alison for their service to VBL.”

VBL estimates that it currently has sufficient cash on hand to fund planned operations for at least the next 12 months.

About VBL Therapeutics

VBL Therapeutics (Nasdaq: VBLT) is developing targeted therapies for cancer and immune-inflammatory diseases. Lead oncology product candidate ofra-vec combines vascular disruption to starve the tumor’s blood supply with an immuno-oncology approach that brings T-cells to the tumor; it is being evaluated in Phase 2 trials in recurrent glioblastoma multiforme and metastatic colorectal cancer. VBL’s lead immunology product candidate VB-601 is a targeted antibody for immune-inflammatory applications expected to enter Phase 1 this year that has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease. To learn more about VBL, please visit vblrx.com or follow VBL on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the workforce reduction and anticipated benefits therefrom, cash on hand, as well as timing of the initiation of a first-in-human trial for VB-601, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the development of pharmaceutical product candidates, and include risks associated with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that VBL’s financial resources do not last for as long as anticipated, and that VBL may not realize the expected benefits of its intellectual property protection. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission (SEC), including in its annual report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS:

Investor Relations: Daniel Ferry, LifeSci Advisors

+1 (617) 430-7576, daniel@lifesciadvisors.com